**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**June 21, 2013**


**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**


**Celestica Inc.**


**File No. 1-14832 - CF# 29483**

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Celestica Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 15, 2013.

Based on representations by Celestica Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 2.6 | through March 15, 2017 |
| Exhibit 4.10 | through March 15, 2023 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Elizabeth M. Murphy
Secretary